82-4569

ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

26 April 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA

FAX: 09 1 202 942 9624

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT:

Attached please find a copy of an announcement by Absa Group Limited in respect of the appointment of Dr Johan Van Zyl to the Boards of Directors of both Absa Group Limited and Absa Bank Limited, which was released today.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

dlw 5/4

ABSA GROUP LIMITED ("ABSA")
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
ISIN CODE: ZAE000013389
JSE CODE: ASA
Issuer code: AMAGB

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

IN ACCORDANCE WITH THE REQUIREMENTS OF PARAGRAPH 3.59 OF THE LISTINGS REQUIREMENTS, THE FOLLOWING IS ADVISED:

Absa announces, with effect from 19 April 2004, the appointment of Dr J van Zyl, Sanlam group chief executive as a non-executive director of Absa Group Limited and the company's principal operating subsidiary, Absa Bank Limited.

The composition of the Absa Group Limited board following the appointment is as follows:

Independent non-executive directors:

D C CRONJÉ (CHAIRMAN)
D C BRINK (DEPUTY CHAIRMAN)
D C ARNOLD
L BOYD
B P CONNELLAN
A S DU PLESSIS
G GRIFFIN
L N JONKER
P DU P KRUGER
T M G SEXWALE
F A SONN
P E I SWARTZ

Non-executive directors:

J VAN ZYL
T VAN WYK

Executive directors:

E R BOSMAN (GROUP CHIEF EXECUTIVE)
G R PARDOE (DEPUTY GROUP CHIEF EXECUTIVE)
F J DU TOIT

26 APRIL 2004